Exhibit 99.1

ASX Release July 31, 2024,

AHI Commentary for the Quarter-Ended

June 30, 2024 and Appendix 4C

Highlights

●	AHI commercial partner, Bearn LLC, has now signed 16 Partners, potentially boosting AHI shared revenue streams.

●	AHI announces A$15million funding package, which remains conditional to reinstatement to trading.

●	ASX confirms that A$4million cash at bank is a condition to reinstatement.

●	Reduced quarterly operating costs.

●	AHI extends launch dates to Q3-2024 for Pharmak, Changlin and OneClinic.

Advanced Health Intelligence Ltd (ASX/NASDAQ:AHI) (‘AHI’ or ‘the Company’) presents an update to its shareholders, coupled with the recent Appendix 4C, outlining activities for the quarter ended June 30th, 2024.

AHI remains committed to satisfying the ASX reinstatement requirements, as outlined in our announcement on June 19, 2024. This funding is part of the comprehensive $15 million funding package announced to shareholders on April 15, 2024. The initial stage of this funding comprises a private placement of AUD $1.957 million and an additional AUD $4 million convertible note. A detailed explanation of this funding structure will be provided later in this commentary.

As announced on 19 June 2024, AHI received guidelines from the Australian Securities Exchange (ASX) stating that the Company’s securities will be reinstated to trading on the ASX, subject to the satisfaction of certain conditions precedent. The conditions precedent required to be satisfied by the Company before its securities are reinstated to official quotation on the ASX are:

●	the Company securing AUD$4 million in cleared funds in the Company’s Bank account, to the satisfaction of the ASX; and

●	AHI confirming the above in an ASX announcement and release any required ASX forms (including Appendix 3Bs for any proposed security issues).

The conditional reinstatement of the Company’s securities to trading on the ASX, is subject to the following caveats:

●	upon satisfaction of the previous two bullet points, ASX intends to reinstate AHI’s securities to official quotation; and

●	the ASX has the discretion not to reinstate AHI’s securities to official quotation should the Company fail to comply with the Listing Rules, the spirit of the Listing Rules, or if other information comes to light.

Commercialisation Progress Update

AHI is actively collaborating with its funding partners to secure the remaining amounts required to meet the $4 million, with the aim of completing the reinstatement funding process by early August 2024. Upon satisfying the ASX’s requirements, AHI intends to submit a request for reinstatement to trading on the ASX in early August 2024, for the company’s shares to resume trading.

AHI’s partners are making significant steps toward commercialisation. US-based Bearn Digital Health has secured agreements with 16 customers for its User Data Sharing Platform (UDSP).

Key Highlights:

●	Combined user commitments: up to 68,800 users per month

●	Pricing: USD $30.00 - USD $50.00 per user (Bearn’s pricing: up to USD $100.00 per user)

●	Revenue Share Agreement: 50% of gross income to be divided equally between Bearn and AHI

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

Revenue Expectations:

Bearn anticipates material revenue to commence in the September 2024 quarter, with the potential for significant growth in the subsequent periods. This development is a promising indicator of the commercial viability of AHI’s partnerships and the revenue-generating potential of its collaborations.

Kalibra Integrates AHI’s Biometric Scanning Technology

Kalibra, a Singapore-based digital health intervention platform, has successfully integrated and launched AHI’s biometric scanning technology into its platform. This integration enhances Kalibra’s real-time health monitoring capabilities for practitioners and customers, enabling precision health monitoring and purpose-driven health solutions.

Key Features:

●	Global accessibility through B2B and B2C onboarding strategies

●	Tailored white-label solutions for large organisations in key markets (US, UK, Canada, Australia)

●	Seamless integration of the Kalibra-AHI platform

Commercialisation Outlook:

Conservative revenue growth is forecast throughout H2-2024, building into a meaningful income stream in 2025. This integration and launch mark a significant milestone in our partnership with Kalibra, driving growth and innovation in digital health solutions.

Due to the trading suspension and delays in finalising the Company’s funding, AHI has granted time extensions to its partners, Pharmak Direct (UAE), Changlin (China), and OneClinic (Vietnam). These extensions provide additional time for the partners to complete integrations and finalise commercial license agreements, ensuring a smooth and successful collaboration.

Partnership Extensions:

●	Pharmak Direct (UAE): extension granted to facilitate integration and commercial license undertaking

●	Changlin (China): additional time provided to complete integration and finalise commercial agreement

●	OneClinic (Vietnam): extension granted to ensure successful integration and commercial license execution

This move demonstrates AHI’s commitment to supporting its partners and ensuring the success of its commercial collaborations despite the temporary delays.

AHI Strengthens Operational Foundation

In 2024, AHI has taken decisive action to consolidate its operating expenditures, streamlining its organisation through strategic headcount reductions and general expense optimisation. This disciplined approach positions the company financial requirements moving forward.

Key Initiatives:

●	Rejuvenated Go-to-Market Strategy: Following the successful closing of funding and ASX reinstatement, AHI will launch an accelerated go-to-market push, focusing on:

o	Commercialising existing partnerships

o	Introducing its inaugural Software-as-a-Medical-Device (SaMD) offering in H2-2024

●	Enhanced Operational Efficiency: AHI’s consolidated operating structure ensures a lean, agile, and highly focused organisation positioned for growth and success.

By solidifying its operational foundation, following its reinstatement to trading, AHI believes that it is well-prepared to capitalise on emerging opportunities and drive business momentum.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

Expected Commercial Partner Launches in Q3 2024

Update on Partner Launches and New Offerings

AHI has adjusted the launch timeline for certain partners and new-to-market solutions to Q3-2024, aligning with the delays caused by the ASX reinstatement to trading and financing process. Despite the temporary delay, the enthusiasm for these partner launches and innovative solutions has only intensified.

The timing is right:

●	Growing demand for health risk-detection solutions, driven by the prevalence and impact of chronic health conditions

●	The unique value proposition of AHI’s solutions as an innovative offering with enhanced ease of use

AHI Reaffirms Commitment to Partner Launches and Market Growth

●	AHI remains steadfast in its dedication to its partners and the launch of innovative health risk-detection solutions in the September quarter. The company is poised to capitalise on the substantial opportunities ahead, driven by the growing demand for its solutions.

Confidence in Market Impact:

●	AHI is confident that its partners and new offerings will profoundly impact the healthcare industry, driving significant growth and success for the company. Our commitment to delivering cutting-edge solutions remains unwavering, and we look forward to a successful launch in the upcoming quarter.

Upvio Healthtech.

Telehealth platform Upvio Healthtech is now expected to launch in Q3 2024.

Upvio offers comprehensive medical, health and wellness practitioners technology, including human imaging, feature-rich appointment scheduling, digital forms, video calls, virtual waiting rooms, asynchronous and synchronous chat, a patient portal, and the ability to integrate into existing software. Upvio enables geo-cloud storage for securely storing sensitive patient information, ensuring that patients’ data is always kept safe and secure. Upvio aims to be the first telehealth platform in the world with in-built contactless human imaging tools that can provide a scientifically validated health risk assessment in real-time.

This is a game-changing development, as it means that healthcare professionals can now obtain an accurate picture of a patient’s health and risk status more easily, conveniently, and affordably without the need for physical contact, drastically reducing the risk of malpractice. The platform is built on a digital-first ethos, with both patients and healthcare professionals in mind. It brings together the best-of-breed technologies, including AHI’s scanning and risk assessment capabilities.

Augmented Reality Concierge LLC (“ARC”)

ARC is now expected to launch in Q3, 2024.

Augmented Reality Concierge, LLC is a unique Company that builds and implements state-of-the-art applications that empower consumers and companies to simplify and enhance their surroundings whilst improving the lives of their consumers. Using the latest proprietary, innovative technologies, the ARC’s creative tools are fun and exciting, allowing people to engage with them to realise their goals.

The ARC was created in 2019 to build a fitness application that uses augmented reality navigation to guide users in the gym and show them what to do and how to do it based on each gym’s specific equipment range. During this time, the ARC realised that the technology would solve similar problems confronting universities, airports, malls, grocery stores, and theme parks, to mention a few. The ARC then went a step further and designed a true “concierge” concept that caters to a Company’s or its consumer’s wants or needs.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

AF-Scan expected to Launch in Q3, 2024

As previously announced on November 30, 2023 – AHI announced it intended to launch a Mobile Phone-Based Atrial Fibrillation (AF) Assessment tool, AF-Scan, in the second quarter of 2024. This will further expand the capabilities of the Biometric Health Assessment (BHA) with a medically approved application as well as with a standalone offering. AF-Scan is a groundbreaking development in the detection and management of atrial fibrillation, a common heart rhythm abnormality. It is now expected that the Mobile Phone-Based Atrial Fibrillation (AF) Assessment tool will launch in the third quarter of 2024.

AF-Scan, which has received medical approval in multiple jurisdictions, including Australia, the EU, Singapore, the UAE, the UK, the USA, and Saudi Arabia, is designed to provide a convenient and accessible solution for monitoring atrial fibrillation. This technology will be especially beneficial given that up to 40% of AF patients are asymptomatic and that AF significantly increases the risk of stroke.

The condition is prevalent, affecting as many as 1 in 4 individuals over 40, and is associated with various comorbidities like hypertension, diabetes, heart failure, and obesity. The global prevalence of AF is approximately 60 million cases, and it contributes significantly to healthcare burdens and economic costs. The global market for AF is expected to grow substantially, driven by aging populations, lifestyle changes, and an increase in chronic diseases.

Vlado Bosanac, Founder and Head of Strategy at AHI, said:

Despite a prolonged trading halt, AHI made substantial headway in funding and commercial partnerships over the 2nd Quarter.

The company has commenced a strategic AUD$15 million funding strategy to bolster its financial foundation for continued growth. The successful launch of the User Data Sharing Platform with Bearn LLC has attracted 16 commercial partners, establishing a 50/50 revenue-sharing agreement with the potential to drive AHI past breakeven and profitability.

Several launches are anticipated in the coming quarter, including AF-Scan, a groundbreaking Mobile Phone-Based Atrial Fibrillation Assessment tool, a collaboration with telehealth provider UPVIO, and partnerships with Kalibra and Augmented Reality Concierge.

Importantly, AHI has made solid progress towards satisfying the ASX reinstatement funding requirement of $4 million, despite challenging market conditions. We expect final commitments to close in the coming week, enabling AHI to request reinstatement to trading.

These milestones demonstrate AHI’s unwavering commitment to delivering advanced, patient-focused health solutions and enhancing shareholder value. With a strong foundation in place, we are poised for continued growth and success in the coming quarters.

Scott Montgomery, CEO at AHI, said:

“AHI, like many other companies this last 6 months have had to work with the impacts of macro-economic and geopolitical stressors – all of which have dampened the velocity of innovation projects of our partners and prospects as well as investor sentiment. In addition to this, AHI has endured a protracted suspension from ASX trading which has further burdened the completion of its remedying financing and client integrations. Despite that, the resilience of our AHI team, who need to be acknowledged and thanked, has progressed the technology and relationships towards material commercialisation later this calendar year.

The technology that has been developed is a standout above all market peers, I am proud to demonstrate our technology and speak at conferences about its impact potential to healthcare systems globally. The future is bright for this company following the closing of its funding and reinstatement”

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

Funding update

On June 19, 2024, AHI updated shareholders that it had received guidelines from the ASX stating that the Company’s securities will be reinstated to trading on the ASX, subject to the satisfaction of certain conditions precedent.

The conditions precedent required to be satisfied by the Company before its securities are reinstated to official quotation on the ASX are:

●	the Company securing AUD$4 million in cleared funds in the Company’s Bank account, to the satisfaction of the ASX; and

●	AHI confirming the above in an ASX announcement and release any required ASX forms (including Appendix 3Bs for any proposed security issues).

AHI is currently working with Oakley and other financiers to complete the $4m required funding and anticipates the completion in early August.

On April 15, 2024, the Company released details of an AUD$15 million funding package, pursuant to a funding update referred to in the Company’s Quarterly update for the quarter ended 31 December 2023.

Full details of the update can be found in that announcement; however, it is summarised below.

Oakley Capital Engagement and AUD$6million Funding

AHI has executed strategic capital-raising initiatives structured with Oakley Capital Partners Pty Ltd (Oakley Capital) in two initial parts.

Part 1: Share Placement

The Company has, by way of a private placement to sophisticated and professional investors, agreed to issue investors 29,000,000 fully paid ordinary shares (Shares) at AUD$0.0675 cents a Share and 14,500,000 options to acquire Shares (Options) at AUD$0.10 cent strike price to be exercised within 3 years, raising AUD$1,957,500 (before costs). Settlement of the Placement is subject to and conditional on the Company’s securities being reinstated to trading on the ASX.

The issue of these Options is subject to shareholder approval under ASX Listing Rule 7.1 at a general meeting of shareholders that is expected to be held this June (June General Meeting).

Oakley Capital is acting as Lead Manager for this placement. Oakley will receive an 6% cash fee, 1,000,000 Shares and 5,000,000 Options at an exercise price of AUD$0.10 cents to expire three years from the issue date. The issue of these Shares and Options is subject to shareholder approval under ASX Listing Rule 7.1.

Part 2: Obsidian Convertible Note Arrangement

The Company has secured a convertible note agreement with Obsidian Global Partners (Obsidian) to raise up to $4 million. Obsidian is a New York City-based alternative investment management firm focused on providing growth-oriented capital to public and private companies globally. Oakley Capital introduced Obsidian to AHI under its capital raising mandate with AHI. Subject to:

●	Execution of definitive documentation prior to the August General Meeting;
●	AHI maintaining a market capitalisation of at least AUD$10 million; and
●	AHI obtaining shareholder approval under ASX Listing Rule 7.1 at the August General Meeting.

AHI will draw down AUD$1.25 million from this facility, leaving a balance of AUD$2.75 million available for future drawdowns at the Company’s discretion.

AHI’s ability to make the initial and any future draw downs is subject to obtaining shareholder approval, the Company will accordingly seek approval under ASX Listing Rule 7.1 to draw down up to AUD$4 million under this facility at the June General Meeting. The term of this facility is 18 months from the initial drawdown, offering AHI flexibility in timing and financial planning.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

The key terms of this Convertible Note facility with Obsidian are set out below:

Maturity Date	18 months from the date of issue

Face Value	Each Convertible Note will have a face value equal to 110% of the investment amount. i.e. a Convertible Note with a face value of AUD$1.10 for each AUD$1 drawn down, such that the Convertible Note holder will receive Convertible Notes with an aggregate face value of AUD$1.375 million for the initial AUD$1.25 million to be drawn down by the Company.

Interest	Nil

Conversion Price	The Convertible Notes can be converted at a 10% discount to the lowest 3 daily VWAPs in the 10 trading days prior to the date of each conversion notice.

Non-Conversion Period	The noteholder(s) will not convert any of the initial AUD$1.25 million drawn down for 45 days from the initial investment being received by AHI.

Draw down conditions	Draw down of the initial $1.25 million under this facility is subject to a) execution of definitive documentation prior to the June General Meeting; b) AHI having received shareholder approval under ASX Listing Rule 7.1 for the issue of the relevant Convertible Notes; and c) AHI maintaining a market capitalisation on ASX of at least AUD$10 million.

Each subsequent drawdown of this facility (following the initial drawdown) is also subject to AHI having received shareholder approval under ASX Listing Rule 7.1 within the 3 months preceding the relevant draw down to issue the applicable Establishment Shares (as that term is defined below).

Repayment flexibility	At any time, the Company may prepay the outstanding balance of the face value of the Convertible Notes by giving 5 days’ notice in writing to the Convertible Note holder.

Conversion	At any time before the Maturity Date, the noteholder may elect to convert into fully paid ordinary shares in the capital of AHI (Shares). The number of Shares is determined by the following formula: Number of Shares = Face Value / Conversion Price. On the Maturity Date (to the extent not converted or repaid earlier), AHI must redeem the outstanding Convertible Notes by paying the outstanding amount to noteholder(s) in cash.

Security	The Company will issue a number of Shares (to be determined) to the Convertible Note holder as security for its obligations under these Convertible Notes (Security Shares), in lieu of security being granted over assets. The issue of the Security Shares is subject to AHI shareholder approval under ASX Listing Rule 7.1, to be sought at the June General Meeting.

The Security Shares can be used to offset any conversions that take place (to avoid the requirement to issue any further new Shares), and any unused Security Shares will be returned to the Company on maturity (i.e. bought back for zero consideration and cancelled).

Other terms	The notes are otherwise on customary terms and conditions, including representations and events of default to be further outlined in definitive documents.

As a fee payable on each drawdown, AHI will issue to the Convertible Note holder Shares with a value of 2.5% of the amount being drawn down from the facility (Establishment Shares). The deemed issue price of each Establishment Share will be equal to the conversion price of the notes being issued under the applicable drawdown.

As a fee payable to Oakley Capital for the initial A$1.25 million drawdown of this Convertible Notes Facility, at the time of that drawdown AHI will:

●	pay Oakley Capital a cash fee of an amount equal to 6% of the draw down (being equal to A$75,000 for the initial draw down); and

●	issue Oakley Capital 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Establishment Options).

For any subsequent drawdowns, Oakley Capital will receive a cash fee of 6% of the gross proceeds raised under each draw down, and an aggregate of 2,500,000 Options at an exercise price of A$0.10 cents to expire three years from the issue date (on the same terms as the attaching Options to be issued to Placement participants) (Subsequent Options).

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

The number of Subsequent Options to be issued will be determined on pro-rata basis based on the value of that draw down and a maximum of A$2.75 million being available under the subsequent drawdowns.

AHI will seek shareholder approval under ASX Listing Rule 7.1 at the June General Meeting to issue the Establishment Shares, the Establishment Options, and the Subsequent Options.

The Company has engaged Oakley Capital for 12 months. The fees payable in relation to this engagement are set out above. Oakley Capital will continue to address capital-raising opportunities for the Company in Australia when and if required.

As noted above, AHI will seek approval under ASX Listing Rule 7.1 at the June General Meeting to issue up to AUD$4m worth of Convertible Notes under this Convertible Note facility with Obsidian. To the extent that less than AUD$4m worth of convertible notes are issued to Obsidian within three months of the June General Meeting, AHI may seek a fresh shareholder approval to issue these notes and may not issue any further notes until it has done so.

USD$5m Convertible Note

In addition to the funding arrangements described above, the Company will seek to place USD$5,000,000 in convertible notes to sophisticated investors (the “Convertible Notes”).

The key terms of the facility are set out below:

Maturity Date	36 months from the date of issue

Face Value	USD$1 per Convertible Note

Interest	Interest accrues on the principal amount of the notes at a rate of 10% per annum (calculated from the date of issue of the Convertible Note less interest already paid, on a non-compounding basis and based on the actual days elapsed and a year of 365 days calculated daily).

Repayment	If a Convertible Note has not converted by the Maturity Date, the Face Value of the Convertible Note, together with any outstanding Interest, must be repaid by the Company, to a bank account nominated by the holder within 20 business days of the Maturity Date.

Neither party has the right to redeem the Convertible Notes prior to the Maturity Date.

Conversion	Subject to receiving a conversion request from the holder, the Face Value of the Convertible Notes and any accrued and unpaid interest shall convert into AHI fully paid ordinary shares (“AHI Share”) at the deemed conversion price of AUD$0.20 per AHI Share.

Security	The Convertible Notes, when issued, will be unsecured obligations of the Company. However, the Company will consider any reasonable request by the noteholder to be granted security.

Other terms	The notes are otherwise on customary terms and conditions.

The USD$5m convertible note raising that was described in AHI’s December 2023 quarterly update is not proceeding and will be replaced by the placement of convertible notes that is described above.

R&D advance

AHI also intends to obtain an advance on its FY2024 R&D grant. The proposed terms of the advance are set out below. AHI is currently in advanced discussion with its existing research and development (R&D) funding organisation to secure up to a AUD$1.5 million loan advance. This anticipated funding is set against the R&D reimbursement AHI expects to receive in 2024 from the Australian Government’s R&D Tax Incentive scheme. The basis for this advancement includes calculations on historical and anticipated expenditures by AHI on research and development activities. A significant development in this context is AHI’s qualification, obtained in 2023, for International R&D reimbursement.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

ASX Release July 31, 2024,

AHI will update the market once the terms of the R&D grant advance are finalised, but it is expected that the grant will be provided on the following terms:

●	a coupon rate of 15% per annum will be applied to the advance;
●	interest is payable monthly in advance until the advance is discharged; and
●	the repayment of the advance will be secured against AHI’s 2024 R&D Grant, which will be received in early 2025, at which time the advance will be discharged.

For a more comprehensive review of the AHI shareholder and market releases, please go to: https://www.ahi.tech/investors

Item 6.1 - Appendix 4C attached.

Item 6.1 on the attached Appendix 4C relates to the Directors fees paid to the Company’s non-executive Directors during the quarter.

The Chairman and CEO of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is a pioneering health-tech company that has developed and integrated cutting-edge solutions to revolutionise healthcare globally and ensure equal access to health assessment for all. Since 2014, AHI has been harnessing the power of smartphone technology to provide scalable health assessment, risk stratification, and digital triage capabilities to a wide range of healthcare stakeholders worldwide, including providers, telehealth, insurers, employers, and government agencies.

AHI’s proprietary technology and processes have led to creating a patented biometric health assessment that leverages multiple sensor sets accessible via smartphone. This comprehensive health evaluation encompasses body dimension and composition assessment, blood biomarker estimation, vital signs, cardiovascular disease risk estimates, and the detection and management of Atrial Fibrillation. AHI’s technology also enables on-device dermatological skin identification across an impressive 588 skin conditions, including Melanoma.

This groundbreaking technology offers unparalleled accessibility and convenience, unlocking new possibilities for monitoring health at scale for global populations. By providing biometrically derived triage solutions accessible on and via a smartphone, AHI empowers its partners to identify risks and triage consumers into appropriate care pathways for proactive health management at a population scale.

AHI’s team of world-class experts in machine learning, AI, computer vision, and medically trained data scientists drives innovation and improves healthcare outcomes for individuals worldwide. With a strong commitment to equitability and accessibility, AHI is transforming healthcare globally, one smartphone at a time.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity

Advanced Health Intelligence Ltd

ABN	Quarter ended (“current quarter”)

85 602 111 115	30 June 2024

Consolidated statement of cash flows			Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers		67	128
1.2	Payments for
	(a)	research and development	-	(18)
	(b)	product manufacturing and operating costs	-	(17)
	(c)	advertising and marketing	(2)	(556)
	(d)	leased assets	(1)	(3)
	(e)	staff costs	(32)	(4,235)
	(f)	administration and corporate costs	(230)	(2,228)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		-	12
1.5	Interest and other costs of finance paid		(1)	(147)
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		-	2,309
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		(199)	(4,755)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	(194)
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	(2)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	100
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	(96)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	235	2,790
3.2	Proceeds from issue of convertible debt securities	-	1,500
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(57)
3.5	Proceeds from borrowings	100	300
3.6	Repayment of borrowings	(131)	(1,750)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	204	2,783

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	11	2,104
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(199)	(4,755)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	(96)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	204	2,783
4.5	Effect of movement in exchange rates on cash held	5	(15)
4.6	Cash and cash equivalents at end of period	21	21

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	21	11
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	21	11

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1 [1]	-
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	1,725	1,725
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Other financing facility is represented by a Convertible Note Facility. The term of the facility is 24 months, with interest accruing on the facility at 10% per annum (calculated daily) and is compounded quarterly in arrears. The investors may elect to redeem the outstanding principal amount and interest on the loans in cash on the maturity date.

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into fully paid ordinary shares in the Company, at the investor’s election, at a conversion price equal to A$0.30 per share.

Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35, by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

At any time prior to the Maturity Date, the Company may notify the investors that it intends to raise capital to repay the outstanding amount under the facility in cash. In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(199)
8.2	Cash and cash equivalents at quarter end (item 4.6)	21
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	21

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.11

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:	The company does expect to have the current level of net operating cash flows for the time being. For further comment, refer to the Funding update section in the attached quarterly commentary.

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	Yes. Refer to 8.6.1 above.

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	Yes, through further capital raising. Refer to the Funding Update in the attached quarterly commentary

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	31 July 2024

Authorised by:	By the Board
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.